UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: AQR Trust AQR Capital Management, LLC Two Greenwich Plaza, 4th Floor Greenwich, CT 06830	File No. 812-14811

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

William J. Fenrich, Esq.

Principal and Chief Legal Officer

AQR Capital Management, LLC

Two Greenwich Plaza, 4th Floor

Greenwich, CT 06830

With a copy to:

Rose F. DiMartino, Esq.

P. Jay Spinola, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

This Application (including exhibits) consists of 50 pages

As filed with the U.S. Securities and Exchange Commission on April 9, 2018

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F. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief	40
G. Discussion of Precedent	42

IV. Conditions	42

A. ETF Relief	42
B. Section 12(d)(1) Relief	43

V. Procedural Matters	46

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: AQR Trust AQR Capital Management, LLC File No. 812-14811

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION

In this application (“Application”), as amended, AQR Capital Management, LLC (the “Initial Adviser”) and AQR Trust (the “Trust” and, together with the Initial Adviser, “Applicants”),1 request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering exchange-traded Shares as well as other existing or future open-end management companies or existing or future series thereof offering exchange-traded Shares (and their respective existing or future Master Funds, as defined below) that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or any successor thereto2 or an entity

[1]	As used herein, the term “Trust” includes any existing or future open-end management company offering exchange-traded shares.

[2]	For purposes of the requested Order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

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controlling, controlled by, or under common control with the Initial Adviser or any successor thereto (the Initial Adviser and each such other entity is included in the term “Adviser”), and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”), and a Fund may operate as a feeder fund in a master-feeder structure (“Feeder Fund”).3

As an initial matter, it is important to note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively managed ETFs, including actively managed ETFs operating in a master-feeder structure, seeking relief substantially identical to the relief that Applicants are requesting.4

The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable in large aggregations only (“Creation Units”); (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units; (v) a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the 1940 Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the 1940 Act (“Master-Feeder Relief”); and (vi) the Funds to issue Shares in less than Creation Unit size to investors participating in the Distribution Reinvestment Program (as defined herein).

Shares of each Fund will be purchased from the Trust in Creation Units or issued in less than Creation Unit size to investors participating in the Distribution Reinvestment Program. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A)

[3]	A Feeder Fund will not make direct investments in any security or other instrument except the securities issued by its respective Master Fund.

[4]	See, e.g., Morgan Stanley ETF Trust, et al., Investment Company Act Release Nos. 32405 (December 28, 2016) (notice) and 32431 (January 24, 2017) (order); Nuveen Fund Advisors, LLC, et al., Investment Company Act Release Nos. 31664 (June 8, 2015) (notice) and 31705 (July 6, 2015) (order); Janus ETF Trust, et al., Investment Company Act Release Nos. 31492 (Mar. 3, 2015) (notice) and 31540 (Mar. 30, 2015) (order); Capital Group ETF Trust, et al., Investment Company Act Release Nos. 31441 (Feb. 2, 2015) (notice) and 31491 (Mar. 2, 2015) (order); Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order); ARK ETF Trust, et al., Investment Company Act Release Nos. 31009 (Apr. 7, 2014) (notice) and 31034 (Apr. 29, 2014) (order); DBX ETF Trust, et al., Investment Company Act Release Nos. 30770 (Oct. 29, 2013) (notice) and 30811 (Nov. 26, 2013) (order); VTL Associates, LLC, et al., Investment Company Act Releases Nos. 30763 (Oct. 18, 2013) (notice) and 30789 (Nov. 19, 2013) (order).

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and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund or any Future Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

The Future Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).5

In addition, Applicants are also requesting Master-Feeder Relief. As discussed in more detail below, Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the 1940 Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind”

[5]	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

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transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio instruments to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio instruments, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.	Actively Managed ETFs.

A.	Applicants.

1.            The Trust. The Trust is a statutory trust organized under the laws of Delaware and will register with the Commission as an open-end management investment company. The Trust will be organized as an open-end management investment company, with multiple series, and will offer and sell Shares pursuant to a registration statement on Form N-1A, as amended, that will be filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the 1940 Act (the “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.6 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. Each Fund that intends to qualify as a “regulated investment company” (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).7 A Fund, or its respective Master Fund, may invest in a wholly-owned subsidiary, organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction or a U.S. jurisdiction (a “Wholly-Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC for U.S. federal income tax purposes.8 For a Fund (or its respective Master Fund) that invests in a Wholly-Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund (or its respective Master Fund) and the Wholly-Owned Subsidiary.

2.            The Initial Adviser. The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is AQR Capital Management, LLC, with its principal office located at Two Greenwich Plaza, 4th Floor, Greenwich, Connecticut 06830. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund or its respective Master Fund. The

[6]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

[7]	Applicants also reserve the right to create Funds that will not operate as RICs.

[8]	A Feeder Fund will not invest in a Wholly-Owned Subsidiary, except to the extent a Master Fund may be considered a Wholly-Owned Subsidiary.

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Adviser will arrange and oversee the provision of necessary services for each Fund or its respective Master Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund or its respective Master Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to a Fund or its respective Master Fund (each a “Sub-Adviser”). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.

3.            The Initial Distributor. The Trust will enter into a distribution agreement with one or more distributors (each, a “Distributor”). Each Distributor will serve as the distributor and may act as the principal underwriter of the Creation Units for the Funds. The Distributor will distribute Creation Units of the Shares on an agency basis. The Distributor may be an affiliated person or an affiliated person of an affiliated person of a Fund or of the Adviser and/or Sub-Advisers.

The Distributor is not and will not be affiliated with any Stock Exchange on which Shares are listed.

B.	The Funds and their Investment Objectives.

1.            The Initial Fund and its Investment Objective. Applicants currently expect the Initial Fund to be an exchange-traded fund that will seek either total return or positive absolute returns. The Initial Fund is expected to seek to achieve its investment objective by investing in equity securities and/or debt securities and/or other instruments (including derivatives) of U.S. and/or non-U.S. issuers (including emerging markets issuers). The Initial Fund may also invest in other types of securities and investments related to achieving its investment objective.

2.            The Funds and Their Investment Objectives. In addition to the instruments described above, each Fund (or its respective Master Fund) reserves the right to invest in other instruments, all in accordance with its investment objective and the requirements of the 1940 Act and rules thereunder. Each Fund (or its respective Master Fund) will consist of a portfolio of securities (including but not limited to fixed income securities and/or equity securities) and/or currencies and/or other instruments (including derivatives) traded in the U.S. and/or non-U.S. markets and derivatives, other assets, and other investment positions (collectively, “Portfolio Instruments”). To the extent consistent with other investment limitations, the Funds (or their respective Master Funds) may invest their assets in mortgage- or asset-backed securities, including “to-be-announced transactions” or “TBA Transactions”,9 may engage in forward commitment transactions10 and may hold short positions in securities or other instruments (“Short Positions”). Funds, either directly or through a Master Fund, may also invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial

[9]	A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[10]	In a forward commitment transaction, the buyer/seller enters into a contract to purchase/sell, for example, specific securities for a fixed price at a future date beyond normal settlement time.

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institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.11 A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available. If a Fund (or its respective Master Fund) invests in derivatives, then (a) the Fund’s Board will periodically review and approve the Fund’s (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives and (b) the Fund’s disclosure of its (or, in the case of a Feeder Fund, its Master Fund’s) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

Certain Funds may operate as Feeder Funds in a “master-feeder” structure. Applicants may use this “master-feeder” structure because it is anticipated that feeder funds may be created in the future and hold shares of each respective Master Fund. Such other feeder funds may be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles or accounts. Any traditional mutual fund feeder funds would also be a separate and distinct registered investment company or series thereof. Creating an exchange-traded feeder fund may be preferable to creating entirely new series, which could create additional overhead costs.12 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of operating within a master-feeder structure.

3.            Benefits of Funds to Investors. Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units. One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares. As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market. Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV should ensure that the Shares will not trade at a persistent material discount or premium in

[11]	Depositary Receipts include American Depositary Receipts (“ADRs”), European Depositary Receipts, Global Depositary Receipts (“GDRs”) and similar depositary receipts. With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of the Applicants, any Future Fund, any Adviser, or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund (or its respective Master Fund), except a depositary bank that is deemed to be affiliated solely because a Fund, or a registered investment company (or series thereof) that is an “affiliated person” of a Fund, owns 5% or more of the outstanding voting securities of such depositary bank.

[12]	In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

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relation to their NAV. Applicants also expect that specialists or market makers (collectively, “Exchange Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors. As in the case of other active ETFs, Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are normally close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; will publish the composition of their portfolios every day, giving them largely transparent investment portfolios; and will reinvest interest received on Portfolio Instruments.

C.	Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and applicable state law.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

D.	Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.

Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.13 As long as the Funds operate in

[13]	If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange (including NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”) and Cboe BZX

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reliance on the requested Order, the Shares will be listed on the Stock Exchange. Shares may also be cross-listed on one or more foreign and/or U.S. securities exchanges.

E.	Purchases and Redemptions of Shares and Creation Units.

1.            General. The Trust will offer, issue and sell Shares of each Fund to investors in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received or issue in less than Creation Unit size to investors participating in the Distribution Reinvestment Program. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time (“ET”)) (“Closing Time”) on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act.14 The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 10,000 Shares. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis, or issued in less than Creation Unit size to investors participating in the Distribution Reinvestment Program. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).15 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”

Exchange, Inc. (“Cboe”)), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq or Cboe, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on each of Nasdaq and Cboe, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq, NYSE Arca and Cboe, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.D. below.

[14]	If there is a scheduled or unscheduled NYSE closure prior to 4:00 p.m. ET, the NAV of each Fund may be determined at 4:00 p.m. ET or at an earlier time, if the particular closure directly affects the NYSE but other exchanges remain open for trading.

[15]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

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In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),16 except:

(a)            in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)            for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;17 or

(c)            TBA Transactions, Short Positions, derivatives and other positions that cannot be transferred in kind18 will be excluded from the Creation Basket.19

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)            to the extent there is a Cash Amount, as described above;

(b)            if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)            if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;20

[16]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for the Business Day.

[17]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[18]	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents

[19]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

[20]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser or the Sub-Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s or the Sub-Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining

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(d)            if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each process defined below); or (ii) in the case of Funds holding non-U.S. investments (“Global Funds”), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)            if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.21

Each Business Day, before the open of trading on the Stock Exchange where the Fund is listed, the Fund will cause to be published through the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with the DTC (“NSCC”), the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.22

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor seeking to transact in Creation Units does not have to

Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[21]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[22]	The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

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be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

2.            NSCC Process, DTC Process and Process for the Funds. Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below. Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC clearing processes (“NSCC Process” and “DTC Process,” respectively).

For Global Funds, once a purchase order for a Creation Unit has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian (“Custodian”). The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash. Deposit Instruments and/or cash must be delivered to the accounts maintained at the Custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the Custodian that the required cash and/or Deposit Instruments have been delivered, and the Custodian will notify the Adviser and Distributor that such required cash and/or Deposit Instruments have been delivered. The Distributor will then furnish the Authorized Participant with a confirmation and the Fund’s prospectus (“Prospectus”).

The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments. Deposit Instruments that are U.S. government or U.S. agency securities will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC participants, involves an individual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such securities, other instruments, cash or collateral have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or

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shorter.23 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

3.            Transaction Fees. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.24 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.25 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Variations in the Transaction Fee may be made from time to time.

In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the 1940 Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund.

4.            Timing and Transmission of Purchase Orders. All orders to purchase Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally the Closing Time on the date the order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in

[23]	Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each fixed income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the 1940 Act requires the Funds to calculate NAV based on the current market value of Portfolio Instruments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the fixed income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The Exchange Market Makers, arbitrageurs and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

[24]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[25]	Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

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order to help ensure that the order is effected at the NAV calculated on the Transmittal Date. On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form in accordance with the terms of the Participant Agreement or for any other reason. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or any applicable cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation to those Authorized Participants placing purchase orders for Creation Units.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and/or any applicable cash have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and/or cash have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments and/or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities or other instruments and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

5.            Payment for Creation Units.

a            General. Persons purchasing Creation Units from the Funds must transfer the Deposit Instruments and/or cash, as described above, plus the applicable Transaction Fee. With respect to any cash payments, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the third Business Day following the date on which the request was accepted by the Distributor (T+3).

b            Global Funds. An in-kind purchase of a Creation Unit of a Global Fund will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Global Fund’s custodian. The Global Fund’s custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner on whose behalf it is acting, the relevant Deposit Instruments and/or cash. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the 1940 Act. The instruments and the number of the Deposit Instruments change and are rebalanced from time to time by the Adviser in light of the investment objective of such Global Fund.

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6.            Rejection of Creation Unit Purchase Orders. As noted above, a Fund and/or the Distributor may reject any order to purchase Creation Units that is not submitted in proper form in accordance with the terms of the Participant Agreement or for any other reason. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1)            the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2)            the acceptance of the Creation Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3)            the acceptance of the Creation Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4)            the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5)            there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those Authorized Participants purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

7.            Redemption. Just as Shares can be purchased from a Fund only in Creation Units, except where issued in less than Creation Unit size to investors participating in the Distribution Reinvestment Program, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).26 To redeem, an investor must

[26]	In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

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accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Applicants currently contemplate that Creation Units of the Initial Fund and most Future Funds will be redeemed principally in-kind (together with a Cash Amount).27 Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units for cash will occur as described above in Section E.1. through procedures that are analogous (in reverse) to those for purchases. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Redemption Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system.

An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

For Global Funds, a redemption request will not be made through DTC. Creation Units of the Initial Fund and certain Future Funds will be redeemed principally in kind. However, the Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Global Fund either in-kind, in cash, or a combination of each, as described above in Section E.1., provided that the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Fund tendered for redemption. The Adviser may adjust the Transaction Fee imposed on a redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

[27]	Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder a portfolio of Redemption Instruments and specified Cash Amount as published in the Creation Basket.

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The right to redeem Shares will not be suspended nor payment upon redemption delayed, except as otherwise provided by Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act or as subsequently provided in the request for relief from Section 22(e) with respect to certain Global Funds.

8.            Pricing of Shares. The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

Applicants believe that the existence of a continuous market for Shares, together with the publication by the Stock Exchange of the current market value of the sum of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange, will be key features of the Trust particularly attractive to certain types of investors.

F.	Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party.

Each Fund’s investment management contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ.

The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

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G.	Distribution Reinvestment Program.

The Applicants believe it may be appropriate to give investors the option to purchase additional individual Shares through the “Distribution Reinvestment Program” described below.

The Trust may make the DTC book-entry Distribution Reinvestment Program (“DTC Distribution Reinvestment Program”) available for use by beneficial owners of Shares through DTC Participants for reinvestment of their cash dividends. Some DTC Participants may not elect to utilize the DTC Distribution Reinvestment Program, so beneficial owners will be encouraged to contact their broker to ascertain the availability of the DTC Distribution Reinvestment Program through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by a Fund at NAV per Share. Shares will be issued at NAV under the DTC Distribution Reinvestment Program regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Distribution Reinvestment Program at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Distribution Reinvestment Program differs from distribution reinvestment programs offered by broker-dealers in two key ways. First, in distribution reinvestment programs typically offered by broker-dealers, the additional shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Distribution Reinvestment Program are purchased directly from a fund on the date of the distribution at the NAV per share on such date. Second, in distribution reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Distribution Reinvestment Program.

The DTC Distribution Reinvestment Program will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Distribution Reinvestment Program is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Distribution Reinvestment Program, it offers its customers the option to participate. Beneficial owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, beneficial owners will receive disclosure describing the terms of the DTC Distribution Reinvestment Program and the consequences of participation. Brokers providing the DTC Distribution Reinvestment Program to their customers will determine whether to charge beneficial owners a fee for this service. Brokers may not charge for this service. Beneficial owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that a Fund will know how many Shares to issue. On the payment date for any distribution, DTC will receive from a Fund the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Because reinvested dividends do not require liquidation of portfolio securities or other instruments, the Trust will save the costs associated with liquidation that would otherwise be incurred.

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The Prospectus will make clear to beneficial owners that the Distribution Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Distribution Reinvestment Program, and may instead offer a distribution reinvestment program under which Shares are purchased in the secondary market at current market prices or no distribution reinvestment program at all. As noted above, to participate in the Distribution Reinvestment Program, beneficial owners will have to make an affirmative election to participate by completing an election notice.

Beneficial owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Distribution Reinvestment Program, along with Prospectus disclosure that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher or lower than that at which they could be purchased or sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, beneficial owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

The Distribution Reinvestment Program is reasonable and fair because it is voluntary in nature and each beneficial owner will have in advance accurate and explicit information that makes clear the terms of the Distribution Reinvestment Program and the consequences of participation. The Distribution Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each beneficial owner who elects to participate, and is structured in the public interest because it is designed to give those beneficial owners who elect to participate a convenient and efficient method to reinvest distributions without paying a brokerage commission and without necessarily paying a fee (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Distribution Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the 1940 Act that the 1940 Act is designed to eliminate or mitigate as contrary to the protection of investors.

The Distribution Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the 1940 Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act; and the Program meets the standards for exemptive relief under Section 17(b) of the 1940 Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction … are reasonable and fair and do not involve any overreaching on the part of any person concerned .... and the proposed transaction is consistent with the general purposes” of the 1940 Act.

As noted above, broker-dealers, at their own discretion, may also offer a distribution reinvestment program under which Shares are purchased in the secondary market at

Page 21 of 50 Pages of sequentially numbered pages (including exhibits)

current market prices. With respect to distribution reinvestment programs offered by broker-dealers, beneficial owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its distribution reinvestment program. The Prospectus will also caution interested beneficial owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the distribution reinvestment program and that the beneficial owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the beneficial owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual beneficial owners participating in reinvestment through such service. It is not anticipated that broker dealers will offer their customers the option to choose between the plans.

H.	Availability of Information.

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),28 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund)29 that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. This disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Instruments held by that entity. The website and information will be publicly available at no charge.30

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, as required, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR, as required, may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

[28]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

[29]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

[30]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, each Fund will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for its NAV calculation at the end of such Business Day.

Page 22 of 50 Pages of sequentially numbered pages (including exhibits)

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Portfolio Instruments that were publicly disclosed prior to the commencement of trading in Shares on the Stock Exchange. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

I.	Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

As noted above, certain Future Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. The respective Master Funds would operate as mutual funds. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds; and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to a Fund in Creation Units only.

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J.	Master-Feeder Structure.

1.            In-Kind Transactions in a Master-Feeder Structure. As discussed above, Applicants currently anticipate that certain Future Funds may operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the 1940 Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the 1940 Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Feeder Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund, (ii) other institutional investors, such as separate accounts managed by the Adviser, and (iii) individual retail investors, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities, other instruments and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities or other instruments delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities or other instruments. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities or other instruments, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, a redeeming Feeder Fund, through the Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

2.            No Senior Securities. While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholders, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the 1940 Act.

Page 24 of 50 Pages of sequentially numbered pages (including exhibits)

II.	Funds of Actively Managed ETFs.

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B.	Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses.

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation

Page 25 of 50 Pages of sequentially numbered pages (including exhibits)

Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III.	Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

The Applicants further seek that the Order from the Commission specifically permit the Funds to operate the Distribution Reinvestment Program as described above.

The Applicants believe it may be appropriate to give beneficial owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

If the requested relief is not granted, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by a Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment may

Page 26 of 50 Pages of sequentially numbered pages (including exhibits)

represent a significant improvement over the current options available to shareholders and could be a significant additional benefit to shareholders. The Applicants do not believe the mere fact that the Funds are exchange traded funds should prohibit the Funds from offering their beneficial owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the Distribution Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Distribution Reinvestment Program. The Applicants also note that they do not believe the issuance of Shares under the Distribution Reinvestment Program would have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing beneficial owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes beneficial owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe beneficial owners (other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. The Applicants do not believe beneficial owners will be confused or disadvantaged in any way by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Distribution Reinvestment Program at NAV. Because beneficial owners will receive disclosure describing the terms of the Distribution Reinvestment Program, beneficial owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

For the reasons stated above, the Applicants believe it is in the best interest of the Funds and their beneficial owners for the Distribution Reinvestment Program to be available to them, at the Applicants’ discretion. The Applicants do not believe any public policy interest is served by preventing this option from being made available to the beneficial owners.

The Commission previously has granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book-entry distribution reinvestment program.31 Accordingly, the Applicants believe that the Commission should likewise permit the Funds to offer shares in less than Creation Units through the Distribution Reinvestment Program.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which

[31]

FlexShares Trust, et al., Investment Company Act Release Nos. 30593 (July 9, 2013) (notice) and 30645 (Aug. 6, 2013) (order); and Precidian ETFs Trust, et al., Investment Company Act Release Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).

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it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.32

Investors may purchase Shares in Creation Units from each Fund or receive Shares in less than Creation Unit size pursuant to the Distribution Reinvestment Program. Creation Units are always redeemable in accordance with the provisions of the 1940 Act (except as redemption proceeds may be delayed pursuant to the relief from Section 22(e) sought in this Application). Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not persistently vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent. As noted above, each Fund will disclose daily on its website on each Business Day, before commencement of trading of Shares on the Stock Exchange, the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments which form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1

[32]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

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under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange33 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.34

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.35

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many

[33]	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

[34]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

[35]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

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investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Section 22(e) of the 1940 Act.

Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under circumstances described below.36

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in foreign markets in which those Funds or their respective Master Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

[36]	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

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The SAI will disclose those holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund. Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect redemptions in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund.37 Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fifteen (15) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

[37]	Other shareholders, including a Feeder Fund, invested in any Master Fund are not seeking, and will not rely on, the Section 22(e) relief requested herein.

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On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds and Master Funds.

D.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Adviser is an affiliated person of the Fund it advises, and in addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (each other Fund and registered investment company (or series thereof), an “Affiliated Fund”).

Page 32 of 50 Pages of sequentially numbered pages (including exhibits)

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

There exists a possibility that, with respect to one or more Funds, a large institutional investor could own 5% or more of the outstanding voting securities of a Fund, or in excess of 25% of the outstanding voting securities of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act.38 In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding voting securities of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Creation Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption

[38]

See IM Guidance Update, No. 2014-06 (June 2014), in which the staff of the Division of Investment Management of the Commission stated that ownership for purposes of Section 17 of the 1940 Act and affiliated person status should be measured at the individual series Fund level and not at the Trust level.

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to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding voting securities of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the outstanding voting securities of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively, and will correspond pro rata to the Fund’s Portfolio Instruments, as described above in Section E.1. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding 5% or more or more than 25% of the Fund’s outstanding voting shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. To the extent a creation or redemption by a Feeder Fund would be deemed a purchase or sale of portfolio instruments by the Feeder Fund, the customary Sections 17(a)(1)

Page 34 of 50 Pages of sequentially numbered pages (including exhibits)

and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities or other instruments will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV. Further, all such transactions will be effected with respect to pre-determined securities or other instruments and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

E.	Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.

Applicants are also seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held

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by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities or other instruments other than securities or other instruments of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.39 Applicants do not believe that the securities involved in the in-kind transactions will ever be “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities or other instruments received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities or other instruments could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities or other instruments, Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.40 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.41 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”42

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).43 These abuses included: (i) undue

[39]	See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (funds using a master-feeder structure sought no-action relief from Section 17(a) of the 1940 Act to permit in-kind redemptions between the master and the feeder; there was no request for, and thus no relief from, Section 12(d)(1)).

[40]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[41]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[42]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[43]	See, H.R. REP. NO 91-1382, 91st Cong., 2d Sess., at 11 (1970).

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influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).44

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, or its respective Master Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal

[44]	REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. REP. NO. 2337, 89th Cong., 2d Sess., 311-324 (1966).

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underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by

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the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.45

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.46 No Fund, or its respective Master Fund, will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, (i) the Fund, or its respective Master Fund, acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to (a) purchase shares of other investment companies for short-term cash management purposes (b) engage in interfund borrowing and lending transactions; (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief; (iii) the Fund, or its respective Master Fund, receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (iv) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds, or their respective Master Funds, relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), other than a Wholly-Owned Subsidiary, mitigates concerns about layering of fees.

As noted above, the Funds, or their respective Master Funds, may invest in Wholly-Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns

[45]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

[46]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

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about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund is the sole and legal beneficial owner of its Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly-Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly-Owned Subsidiary. A Fund, or its respective Master Fund, that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, a Fund, or its respective Master Fund, will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Fund, or its respective Master Fund, invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly-Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt it from registration as an investment company.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

F.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an

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Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.47

[47]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

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Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

G.	Discussion of Precedent.

The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission.48

IV.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1.            As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.

2.            Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are

[48]	See supra note 4.

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not individually redeemable and that owners of the Shares may acquire those Shares from the Fund (other than pursuant to the Distribution Reinvestment Program) and tender those Shares for redemption to the Fund in Creation Units only.

3.            The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.            On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Instruments held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5.            The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund, or its respective Master Fund, through a transaction in which the Fund, or its respective Master Fund, could not engage directly.

6.            The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs, other than the Master-Feeder Relief.

B.	Section 12(d)(1) Relief.

1.            The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master fund) within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.            No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.            The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into

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account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.            Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund (or its respective Master Fund), including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.            The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under Rule 12b-l under the 1940 Act) received from a Fund (or its respective Master Fund) by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.            No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.            The Board of a Fund (or its respective Master Fund), including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the

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purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.            Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.            Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.            Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.            Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

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12.            No Fund (or its respective Master Fund) will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent (i) permitted by exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to purchase shares of other investment companies for short-term cash management purposes or (b) engage in interfund borrowing and lending transactions; (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief; (iii) the Fund, or its respective Master Fund, receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (iv) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund (or its respective Master Fund) as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

V.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

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AQR Trust
By:	/s/ Marco Hanig
Marco Hanig
Trustee
AQR Capital Management, LLC
By:	/s/ Nicole DonVito
Nicole DonVito
Authorized Signatory

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VERIFICATION

RULE 0-2(d)

AQR TRUST

The undersigned states that he has duly executed the attached Application, dated April 9, 2018 for and on behalf of AQR Trust; that he is the Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AQR Trust
By:	/s/ Marco Hanig
Marco Hanig
Trustee

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VERIFICATION

RULE 0-2(d)

AQR CAPITAL MANAGEMENT, LLC

The undersigned states that (i) she has duly executed the attached Application, dated April 9, 2018, for and on behalf of AQR Capital Management, LLC; (ii) she is an authorized signatory of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

AQR Capital Management, LLC
By:	/s/ Nicole DonVito
Nicole DonVito
Authorized Signatory

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RESOLUTIONS OF AQR TRUST

RESOLVED, that the trustees or officers of the AQR Trust (the “Trust”), with the assistance of counsel, be, and they hereby are, authorized to prepare and execute on behalf of the Trust, and to file with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, requesting an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Trust, in a form satisfactory to such trustees or officers of and counsel to the Trust, with such changes as may be recommended by counsel; and it is

FURTHER RESOLVED, that the trustees or officers of the Trust, with the assistance of counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments or supplements to such application as may be necessary, desirable, or appropriate; and it is

FURTHER RESOLVED, that such application shall be executed by or on behalf of the Trust by one or more of its trustees or officers, and that the trustees or proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary, desirable, or appropriate to effectuate the foregoing resolutions with respect to the application and the matters described therein.

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